UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September, 2023

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras signs agreement on biofuels

—

Rio de Janeiro, September 04, 2023 – Petróleo Brasileiro S.A. – Petrobras informs that it has signed a memorandum of understanding with MIC Capital Partners (Brazil Strategic Opportunities), a Multi-strategy Equity Investment Fund of the Mubadala Capital Group, to develop studies covering future business in the downstream segment, with emphasis on evaluating Petrobras' participation in a biorefining project.

The Mubadala Capital Group is in the process of developing an integrated biorefinery project in Bahia, focusing on the production of renewable diesel and sustainable jet fuel. This project reinforces Brazil's role as a strategic supplier of renewable fuels, capitalizing on the country's abundant natural resources.

The memorandum of understanding is aligned with the strategic elements of the 2024-28 Strategic Plan, which aim to prepare Petrobras for a more sustainable future, contributing to the success of the energy transition. The initiative of Petrobras' profitable portfolio diversification will contribute to the plan of reducing operational greenhouse gas emissions. Petrobras reiterates its goal of achieving short-term targets and its ambition to neutralize emissions in the activities under its control by 2050.

About Mubadala Capital

Mubadala Capital is the wholly-owned asset management subsidiary of Mubadala Investment Company, a leading global investor headquartered in Abu Dhabi, United Arab Emirates. Mubadala Capital manages approximately US$ 20 billion in own and third-party capital, with offices in New York, San Francisco, London, Rio de Janeiro and Abu Dhabi.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9 th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 4, 2023

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer